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June 1, 2006

The Connecticut Light and Power Company

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company
Size:	$250,000,000 First and Refunding Mortgage Bonds
Maturity:	June 1, 2036
Coupon:	6.350%
Price to Public:	99.948% of face amount
Yield to Maturity:	6.354%
Spread to Benchmark Treasury:	+108 basis points
Benchmark Treasury:	5.375% due February 15, 2031
Benchmark Treasury Yield:	5.274%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2006
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 20 basis points
Settlement:	June 7, 2006
CUSIP:	207597 DV 4
Ratings:	A3 by Moody's Investors Service, Inc., BBB+ by Standard & Poor's Ratings Services and A- by Fitch Ratings, Inc.

[Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.]

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Capital Inc., an underwriter, will arrange to send you the prospectus if you request it by calling toll free 888-227-2275 Ext. 2663.

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The Connecticut Light and Power Company